United States securities and exchange commission logo





                              July 25, 2022

       Willie Chiang
       Chairman and Chief Executive Officer
       Plains GP Holding, L.P.
       333 Clay Street
       Suite 1600
       Houston, TX 77002

                                                        Re: Plains GP Holdings,
L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated July
6, 2022
                                                            File No. 001-36132

       Dear Mr. Chiang:

              We have reviewed your July 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2022 letter.

       Response dated July 6, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       73

   1. We note your response to prior comment 2 and reissue it in part. Please tell us about and quantify future capital
expenditures for climate-related projects, including amounts you have budgeted or expect
to incur.
   2. Your response to prior comment 3 stating that, to date, "you believe variations in the volumes in overall
hydrocarbon products [you] handle have been primarily driven by underlying supply and
demand factors and the level of drilling activity in the areas where
                                                        [you] operate, rather
than as a result of direct or indirect consequences of climate-related
 Willie Chiang
Plains GP Holding, L.P.
July 25, 2022
Page 2
         regulation or business trends" appears inconsistent with your disclosure on page 67 of
         your Form 10-K that your and your customers    operations are subject
to a "number of
         risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy that could result in ... a reduced demand for the crude oil and natural gas" and that "[t]he potential impact of changing demand for crude oil and natural gas services and products may have a material
         adverse effect on PAA   s business, financial condition, results of
operations and cash
         flows." As requested in our prior comment, please revise to provide expanded disclosure discussing increased competition to develop innovative new services that result in lower emissions as an indirect consequence of climate-related regulation or business trend.
3. We note your response to our prior comment 4 and reissue it in part. Please tell us about and quantify weather-related damages to your property or operations and weather-related impacts to the cost of insurance coverage after December 31, 2021.

         In addition, we note your response states that you are not aware of any material indirect weather-related impacts on major customers or suppliers for the periods covered in your
         Form 10-K. However, you disclose on page 55 of your Form 10-K that the location of some of your customers' assets in the U.S. Gulf Coast region makes them particularly vulnerable to hurricane or tropical storm risk. Please provide expanded disclosure that more thoroughly addresses the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers.
4. We note your response to prior comment 6 and reissue it in part. Please quantify amounts you expect to incur for the purchase or sale of carbon credits or offsets for any future periods.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameWillie Chiang                                Sincerely,
Comapany NamePlains GP Holding, L.P.
                                                               Division of
Corporation Finance
July 25, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName